Flourish Financial LLC

Statement of Financial Condition
As of December 31, 2025
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document pursuant to Rule
17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-70093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 (MM/DD/YY) AND ENDING December 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FLOURISH FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Park Avenue, 11th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Rispoli	413-744-5008	frispoli68@massmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

10-20-2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Rispoli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Flourish Financial LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Flourish Financial LLC

Table of Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Flourish Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flourish Financial LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

Boston, Massachusetts
February 23, 2026


Flourish Financial LLC

Statement of Financial Condition
December 31, 2025
(in whole dollars)


Assets

Cash and cash equivalents	$	7,630,349
Cash segregated under federal regulations		6,300,000
Bank sweep fees receivable		3,760,002
Prepaid expenses and other assets		316,999
Total assets	$	18,007,350

Liabilities and Equity

Payable to clients	$	886,413
Accounts payable and accrued expenses		439,396
Payable to related parties		6,299,315
Total liabilities		7,625,124
Equity		10,382,226
Total liabilities and equity	$	18,007,350


The accompanying notes are an integral part of this financial statement.

2


Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

(1) Organization

Flourish Financial LLC ("the Company") is a Delaware limited liability company that is a wholly-owned subsidiary of Flourish Holding Company LLC ("FHC" or "Parent"). FHC is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company operates a cash sweep program for cash held in clients' brokerage accounts. In 2025, the Company was authorized to sell variable contracts, including variable life insurance, variable annuities, and registered index-linked annuities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the U.S. Virgin Islands.

(2) Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes balances in bank accounts available for immediate withdrawal, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests excess cash in money market mutual funds managed by unrelated third parties. At December 31, 2025, there was $6,172,797 invested in money market mutual funds.

Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of the Company's clients, in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). (See Note 5).

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

Revenue Recognition

The Company holds self-directed brokerage accounts for its clients in which it processes transactions as the clients' agent. Pursuant to each client's brokerage "Account Agreement", the Company acts as agent for clients in connection with a cash sweep program pursuant to which the Company automatically sweeps client funds from their brokerage account(s) with the Company to one or more accounts at the FDIC-member "Program Banks" who participate in the cash sweep program. Each omnibus account at the Program Banks earns an overall sweep program interest rate on the balance in such account at a variable rate negotiated between the Company and each Program Bank. Clients earn interest on their funds in the cash sweep program at interest rate(s) established by the Company, which rate(s) is(are) subject to change by the Company at any time, in accordance with the terms of the client Account Agreement. The fee that the Company earns for operating the cash sweep program (the "Bank Sweep Fee") is equal to the difference between (i) the aggregate interest paid to clients and (ii) the aggregate interest earned across the Program Bank accounts. Bank sweep fees are earned over time and are generally paid monthly in arrears by the Program Banks.

No allowance has been established for Bank sweep fees receivable from the Program Banks, as management believes these receivable amounts are fully collectible due to the short-term nature of these receivables.

The Company provides access to a platform for its clients to purchase variable annuities ("VA's") (including registered index-linked annuities) issued by third party insurance companies. The insurance company is responsible for all benefits and guarantees of the issued annuity contract. By providing a network of VA's, the Company is acting as an agent and earns an override fee based on agreements between the Company and insurance company. Override fees are earned at the point in time when the issuing insurance company confirms policy placement. The Company simultaneously incurs an intercompany networking fee at the time of placement with Flourish Insurance Agency LLC ("Flourish Insurance Agency") which provides access to the technology platform and insurance licenses (see Note 4).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, including cash equivalents (classified as Level 1 in the fair value hierarchy), and receivables and payables (classified as Level 2 in the fair value hierarchy), approximate their fair values because of the short maturities of these assets and liabilities.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in the consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain jurisdictions require the Company to file limited liability company returns. The Company has no uncertain tax positions.

(3) Segment Reporting

The Company operates in a single line of business, that of a broker-dealer offering products and services to its brokerage clients (see Note 2). The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who manages and evaluates the Company's business activities using information of the Company as a whole, including actual and forecasted net income. In addition, the CODM uses excess net capital (see Note 6) to make operational decisions and ensure capital adequacy (see Note 4). The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies (see Note 2). As the Company's operations constitute a single operating segment, segment revenues, expenses, and other items are reflected in the face statements. Additional related party expenses are detailed in Note 4.

(4) Related-Party Transactions and Agreements

The Company has an Administrative Services Agreement ("ASA") with MassMutual pursuant to which MassMutual provides the Company with certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. Under this service agreement, the Company incurs an administrative services fee from MassMutual.

All employees of the Company are direct employees of MassMutual. Employee related costs, including compensation, funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual are charged to the Company as part of the Company's ASA with MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. The Company funds the costs of these plans as they are incurred, which are settled on a monthly basis. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as the Company's employees.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover the Company's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company is party to an ASA with FHC. Under this service agreement, the Company occupies certain office space leased by FHC for which it incurs occupancy fees.

The Company is party to a Services and IP License Agreement ("Service Agreement") with Flourish Technologies LLC ("Flourish Technologies") for services including, but not limited to, website and platform development, hosting and maintenance services, software development, engineering services, infrastructure services and other related technology services and support. Under this Service Agreement, in 2025 the Company incurred a software license fee from Flourish Technologies.

The Company is party to an Insurance Networking Agreement ("Networking Agreement") with Flourish Insurance Agency which provides access to the platform and insurance licenses for the Company to offer VA's to its clients. Under the terms of the Networking Agreement, the Company incurs a networking fee equal to 80% of the overrides it earns.

Payables to related parties consist of the following as of December 31, 2025:

Administrative services fees due to MassMutual	$ 6,057,204
IP License fees due to Flourish Technologies	241,688
Networking fees due to Flourish Insurance Agency	423
Total payables to related parties	**$ 6,299,315**

Intercompany balances are generally settled in cash in the following month.

The Company reviews current and future capital needs with its Parent on a periodic basis to ensure that adequate capital is maintained. In 2025, the Company returned capital of $10,200,000 and paid $11,500,000 in dividends to its Parent.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

(5) Customer Protection Reserve under SEA Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, the Company is subject to the SEC's Customer Protection rule, ("Rule 15c3-3"), pursuant to which the Company is required to maintain one or more separate bank accounts designated as a special reserve bank account for the exclusive benefit of customers and to maintain cash and/or qualified securities in such account(s) in such amounts required by SEA Rule 15c3-3. As of December 31, 2025, the Company maintained one such account with a balance of $6,300,000, which is in excess of the required balance and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(6) Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250,000 or 2% of aggregate debits computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3). Under this rule, the minimum net capital required to be maintained by the Company as of December 31, 2025 is $250,000. At December 31, 2025, the Company had net capital of $9,998,836, which was $9,748,836 in excess of its required net capital.

(7) Broker's Bond

The Company carries a broker's blanket fidelity bond with coverage in the amount of $1,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2025
(in whole dollars)

(8) Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. As a result, the Company may incur expenses related to litigation or regulatory matters, including penalties and fines. In 2025, the Company was not involved in any litigation or regulatory matters, and did not incur any loss contingencies, penalties, or fines, and was not subject to any guarantees. The Company has not recorded any such liabilities as of December 31, 2025.

(9) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution.

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

The Company records the costs of these plans as they are incurred on a monthly basis. The costs associated with these plans are settled on a monthly basis, or such other time after payment is made to the employees.

(10) Subsequent Events

The Company has evaluated subsequent events through February 23, 2026, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.